Mail Stop 3561

December 16, 2009

Ms. Kathy Sheehan
Chief Executive and Chief Financial Officer
Art Design, Inc.
3636 S. Jason Street
Englewood, Colorado 80113

> **Re: Art Design, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year**
> **Ended December 31, 2008**
> **Filed November 19, 2009**
> **File No. 000-52690**

Dear Ms. Sheehan:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        Via Facsimile